Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Thirty-nine weeks ended		Fiscal Year Ended
	Oct. 29,	Oct. 31,	Jan. 30,	Jan. 31,	Feb. 1,	Feb. 2,	Jan. 28,
	2016	2015	2016	2015	2014	2013	2012
NET EARNINGS
Net income	$475	$383	$541	$520	$429	$397	$278
Income tax expense	248	209	296	289	234	210	157
Interest expense, excluding capitalized interest	9	8	11	11	11	11	13
Portion of rents deemed representative of the interest factor (1/3)	189	187	252	249	236	222	218
	$921	$787	$1,100	$1,069	$910	$840	$666
FIXED CHARGES
Gross interest expense	$9	$8	$11	$11	$11	$11	$13
Portion of rents deemed representative of the interest factor (1/3)	189	187	252	249	236	222	218
	$198	$195	$263	$260	$247	$233	$231

RATIO OF EARNINGS TO FIXED CHARGES	4.7	4.0	4.2	4.1	3.7	3.6	2.9